Exhibit 99.4
Revised: January 23, 2006
MERRILL LYNCH & CO., INC.
FINANCE COMMITTEE OF THE BOARD OF DIRECTORS
I.	Purpose
The Finance Committee (the “Committee”) shall be appointed by the Board of Directors (the “Board”) of Merrill Lynch & Co., Inc. (together with its affiliates, the “Corporation”) to assist the Board in fulfilling its oversight responsibilities relating to:
A.	Financial commitments and investments;

B.	The Corporation’s financial and operating plan;

C.	The Corporation’s financing plan, including funding, liquidity and insurance programs;

D.	Balance sheet and capital management; and

E.	Credit and market risk management.
II.	Membership
The Committee’s membership shall be determined by the Board of Directors on the recommendation of the Nominating and Corporate Governance Committee and shall consist of at least three (3) Board members who meet the criteria for independence contained in the rules of the New York Stock Exchange and any other applicable regulations.
III.	Meetings and Reports
The Committee shall meet as frequently as it determines, but not less than 3 times per year. The Chair of the Committee, or any two members of the Committee, may call meetings of the Committee. Meetings of the Committee may be held telephonically. The Committee may elect to meet from time to time in private session at its discretion.
The Chair shall preside at all sessions of the Committee at which he or she is present and shall set the agendas for Committee meetings. All members of the Board of Directors are free to suggest items for inclusion in the agenda for the Committee’s meetings. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

The Committee shall report regularly to the Board with respect to such matters that are within the Committee’s responsibilities and with respect to such recommendations as the Committee may deem appropriate. The report to the Board may take the form of an oral report by the Chair or by any other member designated by the Chair to make such report. The Committee shall maintain minutes or other records of meetings and activities of the Committee.
The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee. In addition, consistent with applicable law, regulations and the Corporation’s policies, the Committee may delegate certain of its authority to the Chief Executive Officer, a designee or other appropriate members of management.
IV.	Authority
The Committee shall perform the following functions and may carry out additional functions and adopt additional policies and procedures in furtherance of the purpose of the Committee outlined in Section I of this Charter, as may be appropriate in light of changing business, legislative, regulatory or other conditions, or as may be delegated to the Committee by the Board of Directors from time to time.
A.	Financial Commitments and Investments
1.
The Committee shall review and approve the Corporation’s policies governing the use of funds to acquire, create or dispose of an asset of long term value, including technology and real estate commitments and acquisitions and divestitures of businesses.

2.
The Committee shall review and approve the Corporation’s policies governing acquisition of ownership stakes in entities, funds or assets other than through a liquid or publicly traded security, where the investment is intended to be monetized or is not intended to be operated as a core business (“principal investments”).

3.	The Committee shall review and approve specific financial commitments and principal investments to the extent required by such policies.

4.	The Committee shall periodically review financial commitments and principal investments effected pursuant to such policies.

Financial and Operating Plan
1.	The Committee shall review the annual financial and operating plan.
B.	Financing Plan/Insurance
1.	The Committee shall review the Corporation’s financing plan, including funding and liquidity policies and programs.
2.	The Committee shall have the authority to authorize and, where appropriate, establish limits for the incurrence of debt by the Corporation and its subsidiaries.
3.	The Committee shall periodically review the Corporation’s insurance programs (other than Directors’ & Officers’ Insurance, which is reviewed by the Nominating and Corporate Governance Committee).
C.	Balance Sheet and Capital Management
1.
The Committee shall review management’s framework for balance sheet management, including categories of assets and liabilities and levels of commitment. The Committee shall also periodically review capital allocation methodologies.

2.	The Committee shall review regulatory capital, leverage ratios and similar measures of capital adequacy.
3.	The Committee shall review and recommend the Corporation’s capital management policies and programs relating to common stock, including dividend policy, repurchase programs, and stock splits.
4.
The Committee shall have the authority (i) to approve the issuance and sale of, and fix all the designations and any of the preferences of, preferred stock of the Corporation to the extent and within the limits authorized by the Board, (ii) to declare and pay dividends and designate record and payable dates on the Corporation’s preferred stock, (iii) to authorize the repurchase of any or all of the Corporation’s preferred stock and (iv) to take any other related actions with respect to the Corporation’s preferred stock.

D.	Risk Management
1.
The Committee shall review the Corporation’s policies and procedures for managing exposure to market and credit risk, including the framework for counterparty credit risk management, trading limits and VAR or other relevant models.

2.	The Committee shall, as appropriate, review significant risk exposures and trends in each of these categories of risk.
V.	Access to Management; Annual Evaluation; Charter Review
A.	Access to Management
The Committee shall have full, free and unrestricted access to the Corporation’s senior management and employees.
B.	Annual Self-Evaluation
The Committee shall perform an annual review and self-evaluation of the Committee’s performance, including a review of the Committee’s compliance with this Charter. The Committee shall conduct such evaluation and review in such manner as it deems appropriate and report the results of the evaluation to the Board of Directors.
C.	Charter Review
The Committee shall review and assess the adequacy of this Charter on an annual basis, and, if appropriate, shall recommend changes to the Board of Directors for approval.

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